UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 6)(1)

OPTIO SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

68389J106

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd. 98-0447604
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,141,547
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,141,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC 20-0591302
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,141,547
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,141,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP 20-0593276
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,576,069
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,576,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,576,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC 20-8107048
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,576,069
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,576,069
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,576,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.10%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,141,547
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,141,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68389J106
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,141,547
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,141,547
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,141,547
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.76%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 68389J106

Item 1 Security and Issuer:

This Amendment No. 6 to Schedule 13D (this "Amendment"), is being filed to amend and supplement the Schedule 13D filed on November 12, 2004, as amended by Amendment No. 1, which was filed with the Securities and Exchange Commission (the "SEC") on December 21, 2004, by Amendment No. 1 (sic), which was filed with the Securities and Exchange Commission on March 14, 2005, Amendment No.2, which was filed with the SEC on May 25, 2005, Amendment No. 3, which was filed with the SEC on August 17, 2005, Amendment No. 4, which was filed with the SEC on October 3, 2005, and Amendment No. 5, which was filed with the SEC on November 30, 2005 (collectively, the "Schedule 13-D"), filed jointly by Trinad Capital LP, Trinad Advisors GP, LLC and Robert S. Ellin (collectively, the "Reporting Persons").

This Amendment amends and restates in its entirety Items 2, 4, and 5 of the Schedule 13-D.

Except as provided herein, the Schedule 13-D remains in full force and effect.

Item 1 Security and Issuer:

This Amendment relates to the common stock, no par value per share (the "Common Stock"), of Optio Software, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 3015 Windward Plaza, Fairways II, Alpharetta, GA, 30005.

Item 2 is hereby amended in its entirety to read as follows:

Item 2. Identity and Background:

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of December 2007, Trinad Capital LP is the owner of 82% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital, LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager and the managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vi)
Jay Wolf, an individual and a director of the issuer. Mr. Wolf’s principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. and a managing director of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

CUSIP No. 68389J106

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Although this schedule is being made jointly by the Reporting Person, each Reporting Person expressly disaffirms membership in any group under Rule 13-d under the Securities Exchange Act of 1934, as amended or otherwise disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was and or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration:

Trinad Capital Master Fund, Ltd. acquired 1,397,600 shares of the Common Stock from Trinad Capital LP a feeder fund when a restructuring of the funds occurred on March 1, 2005. The remaining 1,743,947 shares of Common Stock owned by Trinad Capital Master Fund, Ltd. were purchased with its working capital. The aggregate purchase cost of the 3,141,547 shares owned by Trinad Capital Master Fund, Ltd., including commissions is approximately $3,801,859.69, which amount includes the aggregate purchase cost, including commissions of $1,722,626.51 for the 1,397,600 shares originally acquired by Trinad Capital LP.

Item 4 is hereby supplemented as follows:

Item 4. Purpose of Transaction:

(d) The Reporting Persons acquired their shares of Common Stock of the Issuer for investment purposes only. The Reporting Persons previously reported their belief that the Common Stock of the Issuer was undervalued. Jay A. Wolf, one of the Reporting Persons was elected as a director of the Issuer on June 16, 2006.

CUSIP No. 68389J106

Pursuant to the Issuer's Directors Stock Option Plan, Jay A. Wolf was initially granted an immediately exercisable option to purchase 10,000 shares of Common Stock at a purchase price of $1.30 on June 16, 2006, such options expire on June 16, 2016. Thereafter pursuant to the terms of the Directors' Plan, at the end of each completed fiscal quarter of service as an eligible director, Mr. Wolf will receive an option to purchase 5,000 shares of common stock. All options granted under the Directors' Plan are fully vested as of the date of grant and have an exercise price equal to the fair market value of the underlying shares on the date of grant.

As of the date hereof, Mr. Wolf has received the following grants
Date of Grant	Date of Expiration	No. of Shares	Exercise Price per share
6/16/2006	6/16/2016	10,000	$1.30
10/31/2006	10/31/2016	5,000	$1.25
1/31/2007	1/31/2017	5,000	$1.61
4/30/2007	4/30/2017	5,000	$1.32
7/31/2007	7/31/2017	5,000	$1.75
10/31/2007	10/31/2017	5,000	$1.50
1/31/2008	12/31/2018	5,000	$1.15

The Director's Plan is incorporated by reference from Exhibit 10.1 to the Issuer's 8-K filed on November 8, 2005.

As a director Mr. Wolf intends to encourage fellow Board members to consider certain corporate actions, including a stock repurchase program and to actively consider strategic acquisitions or joint venture/business combinations to increase revenue and create growth opportunities. The Reporting Persons may make further purchases of shares of Common Stock. The Reporting Persons may also dispose of any or all the shares of Common Stock held by them, although they have no current plans to do so. Except as noted in this Schedule 13D, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) -(c) and (e) - (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5 is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer:

(a)

The percentages used herein and are calculated based on the 21,287,004 shares of Common Stock reported by the Company to be issued and outstanding as of December 5, 2007, in the Company's latest Form 10-Q, as filed with the Securities and Exchange Commission on December 10, 2007.

As of the date hereof:

Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,141,547 shares of the Common Stock, representing approximately 14.76% of the Common Stock of the Company.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin (as a Managing Member of Trinad Advisors II, LLC and Trinad Management, LLC) are deemed the beneficial owner of 3,141,547 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 14.76% of the Common Stock of the Company.

CUSIP No. 68389J106

Trinad Capital LP (as the owner of 82% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), are each deemed the beneficial owner of 82% of the shares of the 3,141,547 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 12.10% of the Common Stock of the Company.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except for (i) the indirect interest of being the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, (ii) the indirect interest of being the managing member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. and (iii) the indirect interest of Robert S. Ellin by virtue of being a limited partner of Trinad Capital LP.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except for (i) the indirect interest of being the managing member of Trinad Advisors II, LLC, the general partner of Trinad Capital LP, (ii) the indirect interest of being the managing member of Trinad Management, LLC, the manager of Trinad Capital Master Fund, Ltd. and (iii) the indirect interest of Jay A. Wolf by virtue of being a limited partner of Trinad Capital LP

Trinad Management, LLC, Robert S. Ellin and Jay Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)

During the last 60 days, Trinad Capital Master Fund, Ltd. has purchased the following shares of Common Stock in the open market:

Date	Shares Acquired	Cost Per Share
05/05/06	2,000.00	1.4525
05/26/06	11,500.00	1.4535
05/30/06	25,000.00	1.5106
05/30/06	24,000.00	1.4988
05/31/06	1,000.00	1.5100
06/05/06	13,100.00	1.4900
06/08/06	10,000.00	1.4300
06/12/06	20,000.00	1.3800

CUSIP No. 68389J106

No shares have been acquired subsequently.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer:

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits:

Exhibit I Joint Filing Agreement

CUSIP No. 68389J106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: February 11, 2008		Date: February 11, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

	By: TRINAD ADVISORS GP, LLC	TRINAD ADVISORS II, LLC
	a Delaware limited liability company	a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
	Date: February 11, 2008	Date: February 11, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay Wolf
	Robert S. Ellin, an individual		Jay Wolf, an individual
Date: February 11, 2008		Date: February 11, 2008

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 68389J106

EXHIBIT I
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: February 11, 2008		Date: February 11, 2008

TRINAD CAPITAL LP
a Delaware limited partnership

	By: TRINAD ADVISORS GP, LLC	TRINAD ADVISORS II, LLC
	a Delaware limited liability company	a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
	Date: February 11, 2008	Date: February 11, 2008

By:	/s/ Robert S. Ellin	By:	/s/ Jay Wolf
	Robert S. Ellin, an individual		Jay Wolf, an individual
Date: February 11, 2008		Date: February 11, 2008